Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

January 23, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 16, 2026, The Nasdaq Stock Market (the "Exchange") received from Blue Moon Metals Inc. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 40-F 12(b), and we hereby join in such request.

Sincerely,